United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs the beginning of an offer for the optional acquisition of the participating debentures by the Company Rio de Janeiro, October 06, 2025 - Vale S.A. (“Company” or “Vale”), pursuant to the notice to debenture holders (aviso aos debenturistas) published on the date hereof (“Notice to Debenture Holders”), informs the approval of a proposal for the optional acquisition by the Company of up to all of the participating debentures (debentures participativas) of its 6th (sixth) issuance (“Debentures”)1, pursuant to the terms of the applicable laws and regulations (“Optional Acquisition Offer”). This initiative seeks to optimize the Company’s capital structure through management of financial liabilities while also reinforcing its capital allocation strategy.The deadline to manifest sale intentions and all other information concerning the Optional Acquisition Offer as required under the terms of Exhibit H (Anexo H) of Resolution No. 80, of March 29, 2022, as amended ("CVM Resolution 80/2022"), of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) can be found in Exhibit I of this Press Release and in the aforementioned Notice to Debenture Holders, both of which are available at Vale’s and CVM’s website. For U.S. holders of the Debentures, the Optional Acquisition Offer is being made on the basis of the “Tier 1” exemption (as set out under Rule 14d-1 of the Securities Exchange Act of 1934) from, inter alia, the requirements of Rule 14e-1 of the Securities Exchange Act of 1934. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries in which we operate, especially Brazil and Canada, (b) the global economy, (c) financial and capital markets, (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical in nature, and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão de Valores Mobiliários - CVM and with the U.S. Securities and Exchange Commission - SEC, in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Issued under the “Private Deed of the 6th (Sixth) Issuance of Participating Debentures of Vale S.A.”, entered into on June 24, 1997, as amended from time to time (“Debenture Deed”). Press Release EXHIBIT I INFORMATION REQUIRED BY EXHIBIT H OF CVM RESOLUTION 80/2022 ACQUISITION OF OWN-ISSUE DEBENTURES 1. Provide a detailed justification of the purpose and expected economic effects of the transaction: The Optional Acquisition Offer has the strategic purpose of optimizing the Company’s capital structure by managing financial liabilities, as well as increasing efficiency in capital allocation, in line with the Company’s ongoing efforts to improve its capital structure and maximize shareholder value. In addition, the Optional Acquisition Offer aims to offer liquidity to all interested holders of Debentures (“Debenture Holders”), allowing their participation on an equitable basis, without any limitation of rights. Debentures acquired under the Optional Acquisition Offer will be canceled. Pursuant to the Debenture Deed, the Debentures are entitled to a remuneration (premium) calculated in accordance with certain criteria and parameters. The Debenture Deed also provides that the remuneration (premium) to be paid per Debenture corresponds to 1/388,559,056 of the total calculated premium, and these fractions will not be altered in the event of cancellation of the Debentures or while the Debentures are held in treasury by the Company until they are cancelled. In the event that there are Debentures remaining after the Optional Acquisition Offer, there will be no increase in the participation percentage of the remaining debenture holders. 2. Inform the issuance and series of the debentures subject to the Optional Acquisition Offer: The Optional Acquisition Offer will be for up to the totality of the outstanding debentures of the 6th (sixth) issuance of single series participating debentures (debentures participativas) of the Company (“Debentures”), as described in items “3” and “4” below. 3. Inform the number of debentures (i) outstanding and (ii) already held in treasury: • Number of Debentures outstanding: 388,559,056 (three hundred and eighty-eight million, five hundred and fifty-nine thousand and fifty-six) Debentures. • Number of Debentures held in treasury: 0 (zero). 4. Inform the number of debentures that may be acquired, with due regard to the provisions of section 19 of CVM Resolution No. 77 of March 29, 2022: The Optional Acquisition Offer will be for up to the totality of the Debentures. However, the implementation of the Acquisition Offer (as defined below) is not conditioned on the adhesion by holders of up to a certain minimum or maximum quantity of Debentures. The Company will acquire as many Debentures as are indicated in the sale intention notices it receives, and may therefore acquire up to all of the outstanding Debentures. The Company notes that the Optional Acquisition is binding, but is subject to the following cumulative conditions: (i) the Company or its subsidiaries obtaining, in any form whatsoever, financing or financing availability of any nature, on terms that are reasonably satisfactory to the Company for consummating the Optional Acquisition Offer; and (ii) the Company receiving the Debentures indicated in the sale intention notices that are validly received by the Company (“Conditions”). The Conditions are for the sole benefit of the Company and any determination made by the Company concerning an event, development or circumstance described or referred to above shall be final and binding. In case any of the Conditions are not satisfied, for whatever reason, the Optional Acquisition Offer shall be canceled and the Company’s obligations hereunder shall be terminated. 5. Inform the price at which the debentures will be acquired, highlighting, in the case of acquisition for more than the nominal value: The Optional Acquisition Offer will be carried out solely and exclusively in national currency. The price to be paid by the Company for each of the Debentures under the Optional Acquisition Offer will be of R$42.00 (forty-two Brazilian Reais) per Debenture (“Acquisition Price”). The Acquisition Price is fixed and will not change until the Optional Acquisition Date. a. The portion of the Acquisition Price referring to the nominal value of the debenture: The portion of the Acquisition Price referring to the nominal value of the Debentures is R$ 0.01 (one cent of Brazilian real), corresponding to the principal amount of each Debenture, as provided for in the Debenture Deed. b. The portion of the Acquisition Price referring to monetary adjustment, if any, and accrued compensation up to the Optional Acquisition Date: A forecast of the portion of the Acquisition Price referring to accrued monetary adjustment, calculated pro rata temporis from the issue date (inclusive) until the Optional Acquisition Date, is R$ 0.07 (seven cents of Brazilian real). The Debenture Deed does not provide for daily pro rata calculation of the Debentures’ remuneration (premium), and the amount due in this regard depends on a specific calculation at the end of each fiscal semester, under the terms of the Debenture Deed. Therefore, it is not possible to determine the amount corresponding to the remuneration (premium) of the Debentures on this date or until the Optional Acquisition Date. Henceforth, this component will not be part of the Acquisition Price. c. If applicable, the portion of the Acquisition Price referring to the acquisition premium, expressed as a percentage of the sum of the amounts attributed to items “a” and “b” above: The expected portion of the Acquisition Price referring to the acquisition premium is R$41.92 (forty-one Brazilian Reais and ninety-two cents) per Debenture, which represents 52,400% (fifty-two thousand four hundred percent) of the current nominal value. 6. Indicate the maximum term for settlement of the authorized transactions: The holders of the Debentures may express their intention to sell the Debentures to the Company no later than 7:20 p.m. (Brasilia time), on October 31, 2025, following the procedures set forth in the Notice to Debenture Holders regarding the Optional Acquisition Offer published on the date hereof. Financial settlement of the acquisition of the Debentures held by the holders of the Debentures who adhere to the Optional Acquisition Offer, under the terms and conditions set forth above, will be effected through payment by the Company of the Acquisition Price in cash, in national currency, on November 5th, 2025, with due regard to the operational procedures of B3 S.A. – Brasil, Bolsa Balcão (“Optional Acquisition Date” and “Optional Acquisition”, respectively), and will be subject only to the Conditions set forth in item “4” above. 7. Identify institutions that will act as intermediaries, if any: BANCO CITIBANK S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Paulista 1.111, 2nd floor, part, Zip Code 01311-920, registered with the National Registry of Legal Entities of the Ministry of Finance (“CNPJ”) under No. 33.479.023/0001-80. BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1.309, 10th floor, Vila Nova Conceição, Zip Code (CEP 04543-011), registered with the CNPJ under No. 06.271.464/0073-93. BTG PACTUAL INVESTMENT BANKING LTDA., a limited liability company (sociedade limitada) headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.477, unit 14, Itaim Bibi, Zip Code (CEP) 04.538-133, registered with the CNPJ under No. 46.482.072/0001-13. ITAÚ BBA ASSESSORIA FINANCEIRA S.A., a Brazilian corporation (sociedade anônima) headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima 3.500, 1st, 2nd, 3rd (part), 4th and 5th floors, Itaim Bibi, Zip Code (CEP) 04.538-132, registered with the CNPJ under No. 04.845.753/0001-59. BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2.041 and 2.235, A Block, Vila Olímpia, Zip Code (CEP) 04543-011, registered with the CNPJ under No. 90.400.888/0001-42. * * * * *

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 6, 2025		Director of Investor Relations